UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 8, 2005

BHP Billiton Plc
(Translation of registrant's name into English)

Neathouse Place London SW1V 1BH United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

8 September 2005
Ref:  35/05

BHP BILLITON BOARD CHANGES

BHP Billiton Chairman Don Argus today announced the retirement of Mr Michael Chaney and Lord Renwick of Clifton from the Boards of  BHP Billiton Limited and BHP Billiton Plc, and the appointment of The Hon. E Gail de Planque.

The departure of Mr Chaney and Lord Renwick from the Board will be effective from the close of the company's Annual General Meetings to be held in October and November this year.

Mr Argus paid tribute to the retiring Directors and thanked them for their years of service to the Board and the Group. "There is never a right time for hard-working, quality directors to leave a board and, on behalf of all shareholders, I thank Michael and Robin for their contribution to the development of a high-performing company. Their wise counsel will be missed", Mr Argus said.

Lord Renwick served as a Director of Billiton Plc from June 1997 and, was appointed a Director of BHP Billiton Limited following the merger of BHP and Billiton in June 2001. Mr Chaney served as Director of BHP Limited from May 1995 and was appointed a Director of BHP Billiton Plc in June 2001.

Mr Argus paid particular tribute to the contribution of both men in the success of the integration of the two arms of the Group following the merger.

Announcing her appointment, Mr Argus said that Dr de Planque would be a valuable addition to the Board, bringing with her more than 30 years' experience in the field of nuclear energy and regulation.

"Gail is a world authority with a formidable reputation in the field of nuclear energy. She has extensive experience in the nuclear and utilities arenas and, as well as her scientific knowledge, has significant experience with regulatory issues as they relate to safety, health and the environment," Mr Argus said.

Mr Argus said that Dr de Planque's appointment would bring the number of BHP Billiton Directors to ten.

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com
Australia Jane Belcher, Investor Relations Tel: +61 3 9609 3952 email: Jane.H.Belcher@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 Mobile: +44 7769 934 942 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815
email: Tania.Price@bhpbilliton.com

United States
 Tracey Whitehead, Investor & Media Relations
Tel: US +1 713 599 6100 or UK +44 20 7802 4031
Mobile: +44 7917 648 093
email: Tracey.Whitehead@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177 Mobile: +44 78 81 51 8715
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc

Date: 8 September 2005	By:	Karen Wood
	Name:	Karen Wood
	Title:	Company Secretary